UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated June 05, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

www.sibanyestillwater.com

MARKET RELEASE
Conclusion of S189 consultation process and 2019 SA gold operations production guidance
Johannesburg, 5 June 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to advise that it has successfully concluded the consultation process with relevant stakeholders in terms of Section 189A
(S189) of the Labour Relations Act, 66 of 1995 (LRA), regarding the proposed restructuring of its SA gold operations and associated services, previously announced on 14 February 2019. The S189 process was a consequence of ongoing financial losses experienced at the Beatrix 1 shaft and Driefontein 2, 6,7 and 8 shafts since 2017, with approximately 5,870 employees and 800 contractors potentially being affected upon announcement.

The outcome of the S189 process, following consultations with stakeholders, is as follows:
·
Job losses were nearly halved, with approximately 3,450 employees finally affected by the restructuring. Voluntary separation, early retirement and natural attrition accounted for the bulk of the affected jobs, with forced retrenchments limited to approximately 800 employees and 550 contract workers
·
Pleasingly agreements have been reached with stakeholders that Driefontein 8 shaft will remain in operation for as long as it makes a profit, on average, over any continuous period of three months, after accounting for all-in sustaining costs, providing extended employment for approximately 970 employees and 55 contractors. In the event that this operation becomes loss-making again, it will be
·
placed on care and maintenance with immediate effect
No viable alternatives were found for the Beatrix 1 shaft and Driefontein 2, 6 and 7 shafts, as well as
Beatrix 2 plant. As such Beatrix 1 and Driefontein 2 shafts will be placed on care and maintenance, while Driefontein 6 and 7 shafts and Beatrix 2 plant will be closed
·
·
Additional cost reductions are envisaged through the rationalisation of single accommodation units, training facilities, occupational healthcare centres and primary healthcare facilities amongst others
In addition strategic initiatives to allow for controlled re-watering, associated with a reduction in pumping costs, are being considered including rationalisation of pumping infrastructure at Driefontein
10 shaft
Production guidance for the SA Gold operations
The build-up to normalised production at the SA gold operations, following the conclusion of the five-
month strike, is proceeding steadily. The re-training of employees and re-integration of work teams have been concluded and the environmental conditions in the working areas, many of which were dormant for months, have been restored to appropriate levels. In order to ensure that production is restored safely, a measured build-up in production will be taken, with normalised production levels expected in early Q3
2019. As such the H2 2019 production guidance is forecast between 16,000kg and 17,000kg (514koz and
546koz), which is more reflective of forecast production levels prior to the strike and an implied annualised run rate of approximately 34,000kg to 35,000kg (1,090koz to 1,150koz).
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

Annual production from the gold operations (excluding DRDGOLD) for 2019 including Q1 and Q2
(impacted by the AMCU strike) is forecast at between 24,000kg to 25,000kg (772koz to 804koz).

Whilst the normalisation of production will significantly reduce unit costs in H2 2019, higher than normal levels of capital expenditure (to compensate for capital underspend in H1 2019) and restructuring costs, will result in temporarily elevated All-in Sustaining Cost (AISC) of between R590,000/kg and R630,000/kg
(or US$1,350/oz and US$1450/oz) for H2. Indicatively, AISC would have been between approximately
R550,000/kg and R580,000/kg (or US$1,260/oz and US$1,330/oz) if a normalised, pre-strike forecast production and capital expenditure is assumed during H2.
On an annual basis for 2019, AISC will remain elevated on average, at between R715,000/kg and
R750,000/kg (or US$1,640/oz and US$1,725/oz), due to the higher unit costs from H1 2019 as a result of the strike.
Capital expenditure for 2019 is forecast at about R2,350 million (US$173 million), which includes approximately R220 million (US$16 million) of project capital. Approximately R1,900 million (US$140 million)
of this capital expenditure has been scheduled for H2 2019. The dollar costs are based on an average exchange rate of R13.55/US$.
Sibanye-Stillwater CEO, Neal Froneman commented: “We have come through a difficult period, but have strategically positioned the Group for the platinum wage negotiations and the integration of
Lonmin. Restructuring and consultations proceeded despite the ongoing strike. We are therefore pleased to have concluded the S189 consultation and successfully reduced the footprint of the operations in a responsible manner and resulted in over 2,650 potential job losses being avoided.
Although restructuring is a difficult and emotive process, the sustainability of our remaining operations is our primary focus. To ensure further sustainability of the West Rand gold mines, avoiding premature mine closure will require an ongoing regional approach to reduce costs through the rationalisation of infrastructure and services, including a regional mine water management solution.

We are now focused on restoring profitability at our SA gold operations in a steady and safe manner. Our
SA gold operations recently achieved a record five million fatality free shifts, during a particularly difficult and disruptive period, which is a noteworthy achievement.”
Ends.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD-LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements.
Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”,
“may”, “could”, “believe”, “anticipate”, “target”, “estimate” and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and

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generally beyond the control of Sibanye-Stillwater that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s
Annual Integrated Report and Annual Financial Report, published on 30 March 2018, and the Group’s
Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on
2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: June 05, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter

Title:
Chief Financial Officer